SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Six months ended June 30, 2009

IWI HOLDING LIMITED

(Exact name of registrant as specified in its charter)

3027 E. Sunset Road, #201, Las Vegas, Nevada 89120

(Address of Principal Executive Offices)

Registrant's telephone number, including area code: (702) 505-7588

BVI

0-25108

None

(State or other jurisdiction

(Commission File Number)

        (IRS Employer Identification No.)

      of incorporation)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes

No X

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes

No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE

For Further Information:

Benjamin Hoskins

IWI Holding Limited

(702) 505-7588

IWI HOLDING LIMITED ANNOUNCES

SECOND QUARTER RESULTS

LAS VEGAS, NEVADA – August 11, 2009-- IWI Holding Limited (OTCBB - IWIHF), a U.S. based shell company, today reported its results of operations for the six months ended June 30, 2009.

For the six months ended June 30,  2008, IWI reported a net loss of $5,235 or $0.10 per share on net sales of $0.

IWI  is a shell company subsequent to the sale of its operating subsidiary and is seeking for a suitable acquisition.  IWI cannot predict what industry the new business will be in, nor can it predict the terms of any acquisition, as such, the nature of future operations for the Company have not been determined.

IWI incurred a $5,235 loss from selling, general and administrative expenses incurred primarily for professional fees and transfer agent fees.

IWI HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

 (Unaudited)

	June 30, 2009	December 31, 2008
ASSETS
Total Assets	$ -	$ -

Current Liabilities
Accounts payable	$67	$ 62
		-
Total Current Liabilities	67	-
Stockholders’ Equity (Deficit)
Preferred stock - $1 par value; authorized 5,000,000 shares; issued and outstanding 3,644,880 shares	3,645	3,645
Common stock No par value; authorized 10,000,000 shares; issued and outstanding 51,094 shares	-	-
Additional paid-in capital	12,446	12,446
Accumulated deficit	(16,153)	(16,153)
Total Stockholders’ Equity	(67)	$ (62) -
Total Liabilities & Stockholders’ Equity	$ -	$ -

IWI Holding 6-K

IWI HOLDING LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share data)

(Unaudited)

	Six Months Ending June 30, 2009	Six Months Ending June 30, 2008
Net Sales	$ -	$ -
Cost of Sales	-	-
Gross Profit	-	-
Selling, general and administrative expenses	5	47
Loss Before Income Taxes from continuing operations	(5)	(47)
Income Tax Expense	-	-
Net Loss from continuing operations	(5)	(47)
Discontinued operations	-	-
Loss on sale of subsidiary	-	-
Net Loss	$ (5)	$ (47)
Net Loss per Common Share	$ (0.10)	$ (.92)
Weighted-Average Number of Common Shares Outstanding	51,094	51,094

IWI HOLDING, LTD

Consolidated Statement of Cash Flows

(In Thousands)

(Unaudited)

	Six Months Ending June 30, 2008	Six Months Ending June 30, 2008
Cash Flows from Operating Activities
Net loss	$ (5)	$ (47)
Adjustments to reconcile net (loss) to income net cash used in operating activities
Accounts payable to affiliated companies		26
Accrued liabilities	5	21
Net Cash Used in Operating Activities
Net Cash Used in Investing Activities
Net Cash Used in Investing Activities
Cash Flows from Financing Activities
Net Cash Provided by Financing Activities
Net Increase (Decrease) in Cash
Cash, Beginning of Year	-	-
Cash, End of Year	$ -	$ -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IWI HOLDINGS LIMITED

Date: August 11, 2009

By: /s/ Benjamin Hoskins

_________________________

Benjamin Hoskins

Chairman, President & Director